September 18, 2024

Steve Anastasio
Vice President, Treasurer and Director
Value Line Inc.
551 Fifth Avenue
New York, NY 10176

       Re: Value Line Inc.
           Form 10-K for the Fiscal Year Ended April 30, 2024
           Form 10-K for the Fiscal Year Ended April 30, 2023
           Response dated July 24, 2024
           File No. 000-11306
Dear Steve Anastasio:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2024
Note 18 - Business Segments, page 67

1.     We note your response to prior comment 3. Please tell us:
           whether the CODM approves the product/title budgets;
           the level at which the CODM makes changes to the product/title budgets during his review. For example, tell us whether the CODM requests changes to amounts within individual product/title budgets;
           whether the product/title budgets are consistent with the example monthly operating statement provided in your prior response. If different, please describe the differences; and
           whether the board of directors receives product/title budgets, whether they receive product/title budget versus actual information during the year, and if so, with what frequency.
 September 18, 2024
Page 2

2. We note your response to prior comment 4. Please tell us what product/title-oriented financial information the CODM considers when making the following types of decisions cited in your response to comment 2 in your May 10, 2024 letter:
           increasing or decreasing different categories of advertising expense;
           asking that certain ideas receive more attention;
           introducing or discontinuing a product/title;
           deciding product pricing; and
           deciding compensation.

       As part of your response, specifically address whether the CODM would consider the salaries and accrued salaries, benefits, allocations, or total income
(loss) information line
       items for products/titles as contained in the example monthly operating statement included in your prior response when making the above decisions.
3. As it relates to the decisions referenced above and in your response to comment 2 in your
       May 10, 2024 letter, please also tell us in further detail, with supporting examples, what
       the CODM    [asking] that certain ideas receive more attention
represents. Specifically,
       tell us whether more attention, in this context, means additional resources and whether that occurs at the product/title level. In regard to the reference to the CODM deciding compensation, tell us what types of compensation are considered and decided, describe which employees and their roles that it relates to, and whether the compensation relates to specific products/titles.
4. You indicate in your response to prior comment 4 that except for certain direct variable costs to produce and distribute a product, other expenses are allocated to the product/titles in an arbitrary or discretionary manner as proposed to the CODM by the PAO. Please address the following:
           Clarify precisely which types and line items of expenses, as presented in the example monthly operating statement included in your prior response, are direct and which are allocated.
           For expenses that are allocated, describe the methodology used to allocate them. If amounts are allocated in a discretionary manner, describe the basis for the allocation.
           If a formula is used, describe the methodology.
           If the direct expenses and allocations used in the example monthly operating statement are not representative of all products/titles, please provide additional information to assist our understanding.
           Tell us whether amounts included in the    Salaries & Accrued
Salaries    item
           presented in the example monthly operating statement are specific to that given product/title.
           Describe and quantify the nature of the costs included in the
Allocations    item.
5. We note your response to prior comment 6. However, you also indicate in your response
       to comment 2 in your May 10, 2024 letter that    [m]anagement feels that
as long as the
       cost allocation methods are consistent, they assist the CODM and PAO from year to year in evaluating major changes or variations; indeed the PAO prepares variance reports to
       highlight such differences.    Further, it appears    Total Income
(Loss)    is available for each
 September 18, 2024
Page 3

       product/title based on its inclusion in the example monthly operating statement included in your prior response. Please address the following:
           Tell us what decisions the CODM makes based on his review of the variance reports, including any changes the CODM makes changes in the allocation of resources to products/titles.
           Explain in further detail why you believe discrete financial information does not exist at the product/title level. Refer to ASC 280-10-50-1(c).

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance